July 7, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Vanessa Robertson

Daniel Gordon

Re:	Cidara Therapeutics, Inc.

Form 10-K for the fiscal year ended December 31, 2022

Filed March 23, 2023

File No. 001-36912

Ladies and Gentlemen:

We are in receipt of the comment letter, dated June 26, 2023, received by Cidara Therapeutics, Inc. (the “Company,” “we,” “our” or similar terminology) on June 27, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the above captioned filing on Form 10-K filed on March 23, 2023 (the “Form 10-K”). Below is the response of the Company to the Staff’s comments.

For the Staff’s convenience, we have incorporated the Staff’s comment into this response letter in italics. The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K.

Form 10-K for the fiscal year ended December 31, 2022

Notes to Consolidated Financial Statements

8. Significant Agreements and Contracts, page 95

1. On page 3 of your response you state that you recognized revenue of $37.5 million from payments received in 2022 related to upfront and milestone payments. Please provide us with a reconciliation of how the $37.5 million ties to the revenue recognized in 2022 disclosed in the table on page 2 of your response. Also please clarify how the $19.2 million recognized for R&D services and clinical supplies services ties to the table on page 2 of the response.

Company Response

In 2022, we received a total of $47.9 million in upfront and milestone payments consisting of: $11.1 million for a Mundipharma milestone (as disclosed on page 96 of our Form 10-K), $3.0 million for a Janssen milestone (as disclosed on page 98 of our Form 10-K), $30.0 million for the Melinta upfront payment (as disclosed on page 99 of our Form 10-K), and $3.7 million upfront for commercial supplies. We recognized revenue of $37.5 million from those payments in 2022 related to performance obligations satisfied, as follows: $8.8 million of the Mundipharma milestone ($3.3 million allocated to the license, $5.1 million allocated to R&D services, and $0.5 million allocated to clinical supply services), $1.9 million of the Janssen milestone ($0.8 million allocated to the license, $0.7 million allocated to R&D services, and $0.4 million allocated to clinical supply services), and $26.7 million of the Melinta upfront payment ($25.9 million allocated to the license and $0.8 million allocated to R&D services). We also received reimbursement payments from Mundipharma and Janssen of $19.2 million in 2022 for R&D services and clinical supply services performed in that same period, which were recognized as revenue in 2022 related to performance obligations satisfied as follows: $1.1 million for Mundipharma ($0.5 million allocated to clinical drug supply and $0.6 million allocated to R&D services) and $18.1 million for Janssen ($14.8 million allocated to R&D services and $3.3 million allocated to clinical supply services). In addition, we recognized $7.6 million of revenue for performance obligations satisfied in 2022 related to upfront and milestone payments received before January 1, 2022, as follows: $4.4 million for Mundipharma ($4.0 million allocated to R&D services and $0.4 million allocated to clinical supply services) and $3.3 million for Janssen (allocated to R&D services). Further detail reconciling our revenue recognition for 2022 is provided in the tables below.

Table 1

	Year Ended December 31, 2022
(in thousands)	Mundipharma	Janssen		Melinta
Revenue from Collaboration and License Agreements:
Related to upfront and milestone payments received after January 1, 2022:
License of Intellectual Property – upon transfer of license[1]	$—	$—		$25,885
License of Intellectual Property – upon milestone achieved[1]	3,252	816	A	—
Research and Development Services[2]	5,060	690		783
Clinical Supply Services[2]	475	387		—

Total revenue recognized from upfront and milestone payments received after January 1, 2022:	8,787	1,893		26,668
Related to reimbursement payments received after January 1, 2022:
Clinical Drug Supply[1]	484	—		—
Research and Development Services[2]	577	14,816		28
Clinical Supply Services[2]	—	3,282		—

Total revenue recognized from reimbursement payments received after January 1, 2022:	1,061	18,098		28
Related to upfront and milestone payments received before January 1, 2022:
Research and Development Services[2]	3,958	3,308		—
Clinical Supply Services[2]	450	37		—

Total revenue recognized from upfront and milestone payments received before January 1, 2022:	4,408	3,345		—

Total Revenue from Collaboration and License Agreements	$14,256	$23,336		$26,696

[1]	Revenue is recognized at a point in time.
[2]	Revenue is recognized over time.
A	Includes an adjustment of $0.2 million to reduce the revenue recognized in 2022 for the license delivered and payment received before January 1, 2022 which was deemed to be not material.

Table 2

	Year Ended December 31, 2022
(in thousands)	Mundipharma	Janssen		Melinta	Total
Revenue from Collaboration and License Agreements:
Total revenue recognized from upfront and milestone payments received after January 1, 2022	$8,787	$1,893	A	$26,668	$37,348	A
Total revenue recognized from reimbursement payments received after January 1, 2022	$1,061	$18,098		$28	$19,187
Total revenue recognized from upfront and milestone payments received before January 1, 2022	$4,408	$3,345		$—	$7,753

Total Revenue from Collaboration and License Agreements	$14,256	$23,336		$26,696	$64,288

A	Includes an adjustment of $0.2 million to reduce the revenue recognized in 2022 for the license delivered and payment received before January 1, 2022 which was deemed to be not material.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any questions or further comments regarding this response letter to Phillip S. McGill of Cooley LLP at (858) 550-6193. Thank you.

Sincerely,

By: /s/ Preetam Shah

Preetam Shah

Chief Financial Officer and Chief Business Officer

cc:   Jeffrey Stein, Ph.D., Cidara Therapeutics, Inc.

Shane Ward, Cidara Therapeutics, Inc.

Charles J. Bair, Cooley LLP

Phillip S. McGill, Cooley LLP